SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                  SCHEDULE 13D


                    Under the Securities Exchange Act of 1934
                               (Amendment No. __)


                           MAHASKA INVESTMENT COMPANY
                                (Name of Issuer)


                                  COMMON STOCK
                         (Title of Class of Securities)


                                    559809108
                                 (CUSIP Number)


            Lee Howard as Executor of the Estate of Russell S. Howard
                           Mahaska Investment Company
                              222 First Avenue East
                               Oskaloosa, IA 52577
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)


                                January 30, 1998
             (Date of Event which Requires Filing of this Statement)


     If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d- 1(b)(3) or (4), check the following box ____.

     Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

     The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

     The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).





                        (Continued on following page(s))




                               Page 1 of 7 pages

CUSIP No. 559809108                  SCHEDULE 13D              Page 2 of 7 Pages


1.       Name of Reporting Person
         I.R.S. Identification No. of Above Person (entities only)

                  Lee Howard as Executor of the Estate of Russell S. Howard Estate I.D. #39-6672524


2.       Check the appropriate box if a member of a group

                  (b)

3.       SEC Use Only

4.       Source of Funds

                  N/A

5. Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e)

                  N/A

6.       Citizenship or Place of Organization

                  U.S.A.

7.       Sole Voting Power

                  215,933 shares

8.       Shared Voting Power

                  N/A

                                Page 2 of 7 pages

9.       Sole Dispositive Power

                  215,933 shares

10.      Shared Dispositive Power

                  N/A

11.      Aggregate Amount Beneficially Owned by Each Reporting Person

                  215,933 shares

12. Check box if the aggregate amount in Row (11) excludes certain shares

13.      Percent of Class Represented by Amount in Row (11)

                  5.7%

14.      Type of Reporting Person

                  00



                                Page 3 of 7 pages

         ITEM 1.           SECURITY AND ISSUER.

     The securities to which this statement relates is the Common Stock, $5.00 par value, of Mahaska Investment Company (the "Company"), having its principal executive offices at 222 First Avenue East, Oskaloosa, Iowa 52577.

         ITEM 2.           IDENTITY AND BACKGROUND.

     This statement is filed by Lee Howard, as Executor of the Estate of Russell
S. Howard,  whose  business  address is 222 First Avenue East,  Oskaloosa,  Iowa
52577.

     Lee Howard has not, during the last five (5) years, been convicted in a criminal proceeding, (excluding traffic violations or similar misdemeanors). During the last five years, Lee Howard has not been a party to any civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal and state securities laws or finding any violation with respect to such laws.

     Lee Howard is a citizen of the United States of America.

         ITEM 3.           SOURCE AND AMOUNT OF FUNDS OR OTHER
                           CONSIDERATION.

     Lee Howard was the spouse of Russell S. Howard (the co-founder of the Company). Russell S. Howard died on December 28, 1997. Prior to his death, Russell S. Howard annually reported his holdings of Company stock on Schedule 13G.

     Russell S. Howard owned 52 percent of Howard Resources, Inc. which owned 63,574 shares of the Company at the time of his death. As the majority shareholder in Howard Resources, Inc., Russell S. Howard and now his estate had the ability to control the voting of the shares owned by the Company and to control the disposition of such shares. The estate, therefore, has beneficial ownership of such shares of the Company.


                                Page 4 of 7 pages

     Russell S. Howard had also been a participant in the 1993 and 1996 Stock Incentive Plans maintained by the Company. The Estate of Russell S. Howard presently has vested stock options to acquire 117,359 shares of Company stock exercisable under such Plans.

     Russell S. Howard owned 35,000 share of Company stock in his own name at the time of his death. The estate, therefore, also has the ability to vote and dispose of those shares.

         ITEM 4.           PURPOSE OF TRANSACTION.

     The Estate of Russell S. Howard acquired the shares described in Item 3 as a result of the death of Russell S. Howard. All of the shares held by the estate are being held for investment purposes and not for the purpose of influencing the control of the Company. Lee Howard, Executor of the Estate of Russell S. Howard, is not a director or officer of the Company.

     The estate will probably sell some of the Company stock owned by the Estate for the purposes of raising cash to pay taxes, diversify the holdings of the estate and create some liquidity.

     Other than as set forth herein, the Estate of Russell S. Howard currently has no other plan or proposal which relates to or would result in:

     (a) The acquisition by any person of additional securities of the Company, or the disposition of securities of the Company;

     (b)  An   extraordinary   corporate   transaction,   such   as  a   merger,
reorganization or liquidation, involving the Company;

     (c) A sale or transfer of a material amount of assets of the Company;

     (d) Any change in the present Board of Directors or management of the Company, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the Board;


                               Page 5 of 7 pages

     (e) Any material change in the present capitalization or dividend policy of the Company;

     (f) Any other material change in the Company's business or corporate structure;

     (g) Changes in the Company's charter, by-laws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Company by any person;

     (h) Causing a class of securities of the Company to be delisted from a national securities exchange or to cease to be authorized to be quoted on an inter-dealer quotation system of a registered national securities association;

     (i) A class of equity securities of the Company becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or

     (j) Any action similar to any of those enumerated above.

         ITEM 5.           INTEREST IN SECURITIES OF THE ISSUER.

     The aggregate number of shares of Common Stock beneficially owned by the Estate of Russell S. Howard at the date hereof is 215,933 shares or approximately 5.7% of the 3,665,494 shares of Common Stock currently issued and outstanding.

     As executor of the Estate of Russell S. Howard, Lee Howard has sole power to vote and to dispose of the 215,933 shares of Common Stock owned by the estate.

     The Estate of Russell S. Howard has not participated in or effected any transactions in the Company's Common Stock in the past sixty days.


                                Page 6 of 7 pages

         ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

     The Estate of Russell S. Howard is not a participant in any contracts, arrangements, understandings or relationships (legal or otherwise) with respect to any securities of the Company, including but not limited to transfer or voting of any of the securities, finders fees, joint ventures, loan or option arrangements, put or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

         ITEM 7.           MATERIAL TO BE FILED AS EXHIBITS.

         Not applicable.

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



                                        /s/ Lee Howard
                                        ---------------------------------------
                                        Lee Howard, as Executor of the Estate of
                                        Russell S. Howard

Date:    January 30, 1998



                                Page 7 of 7 pages